

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

<u>Via E-mail</u>
Aaron Levie
Chief Executive Officer
Box, Inc.
4440 El Camino Real
Los Altos, CA 94022

> **Re:** **Box, Inc.**
> **Supplemental letter of April 16, 2014 regarding**
> **Registration Statement on Form S-1**
> **Filed March 24, 2014**
> **File No. 333-194767**

Dear Mr. Levie:

We have reviewed your supplemental response letter dated April 16, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated April 10, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Legal Proceedings, page 103</u>

1. We note your response to prior comment 2 regarding your belief that the patent infringement proceedings involving OpenText do not need to be disclosed for two reasons. First, you argue that the legal proceedings are immaterial under Item 103 of Regulation S-K. Second, you argue that the likelihood of a material loss related to the litigation is remote. Please explain how you determined that the likelihood of a material loss related to the litigation was remote. The American Bar Association's Statement of Policy Regarding Lawyers' Responses to Auditors' Requests for Information, originally

adopted by the ABA's Board of Governors in December 1975, provides guidance that in assessing the probability of a material loss as "remote" to mean:

> The prospect for an unfavorable outcome appears, at the time, to be slight; i.e., it is extremely doubtful that the client will not prevail. Normally, this would entail the ability to make an unqualified judgment, taking into account all relevant factors which may affect the outcome, that the client may confidently expect to prevail on a motion for summary judgment on all issues due to the clarity of the facts and the law.

Similarly, ASC 450-20-20 defines "remote" as "[t]he chance of the future event or events occurring is slight." While we understand that the litigation is in a relatively early stage and you believe you have strong defenses, your response does not provide sufficient analysis to support your conclusion that the potential likelihood of a material loss is remote. For example, please tell us whether you have obtained an opinion from qualified patent counsel that your products did not infringe OpenText's patents. Also, tell us whether you confidently expect to prevail on a motion for summary judgment and provide a detailed explanation of the basis for any belief that there is no material fact in dispute with respect to the matters being litigated. Otherwise, please provide the requested disclosure required by Item 103 of Regulation S-K, which should include a description of the money damages claimed and a description of the injunctive relief sought. Please ensure that your response also addresses the potential liability for treble damages, which the plaintiff appears to seek.

Notes to Consolidated Financial Statements

Note 7: Commitment and Contingencies

Legal Matters, page F-24

2.   We continue to evaluate your response to prior comment 3 and may have additional comments once you respond to the comment noted under the Legal Proceedings section above.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-mail</u>
       Jon C. Avina, Esq.
       Wilson Sonsini Goodrich & Rosati